enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 26, 2014

Enerplus Announces Cash Dividend for September 2014

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces that a cash dividend in the amount of CDN$0.09 per share will be payable on September 19, 2014 to all shareholders of record at the close of business on September 5, 2014. The ex-dividend date for this payment is September 3, 2014.

The CDN$0.09 per share dividend is equivalent to approximately US$0.08 per share if converted using the current Canadian/US dollar exchange rate of 0.9107. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation